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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             MERCATOR SOFTWARE, INC.
                            (Name of Subject Company)

                             MERCATOR SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    587587106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                   ROY C. KING
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             MERCATOR SOFTWARE, INC.
                                 45 DANBURY ROAD
                                WILTON, CT 06897
                            TELEPHONE: (203) 761-8600
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                    Copy to:

                             MICHAEL WEINSIER, ESQ.
                           CHARLES A. SAMUELSON, ESQ.
                      JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174
                            TELEPHONE: (212) 704-6000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

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                              ASCENTIAL - MERCATOR

                               Messaging Document



                                   August 2003





                    "The Enterprise Data Integration Leader"



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

SECTION I: KEY POINTS AND MESSAGES SUMMARY..................................................4


SECTION II: ADDITIONAL INFORMATION ON KEY POINTS............................................6

         GROWTH-ORIENTED ACQUISITION SIGNIFICANTLY EXPANDS ASCENTIAL'S SIZE AND SCALE       6

         EXTENDS ASCENTIAL'S ENTERPRISE DATA INTEGRATION LEADERSHIP                         8

         DELIVERS SIGNIFICANT VALUE AND BENEFITS TO OUR CUSTOMERS AND PARTNERS             10

         PROVIDES FINANCIAL LEVERAGE AND BENEFITS                                          13


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Copyright (C) Ascential Software Corporation, 2003                        Page 3
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SECTION I: KEY POINTS AND MESSAGE OVERVIEW


1.   GROWTH-ORIENTED ACQUISITION SIGNIFICANTLY EXPANDS ASCENTIAL'S SIZE AND
     SCALE

          o The combined company becomes the largest independent enterprise data integration software company with $250 million in annualized revenue and more than 3,000 customers worldwide

          o Mercator and Ascential products and services are complementary and create the potential for significant cross-sell opportunities resulting in new revenue streams generated from the companies' complementary products, channels and geographic presence

          o Larger combined global sales, services and support operations create a foundation for accelerate revenue growth

          o Partners can benefit from product set's expanded capabilities and significant value-add; Expanded ecosystem broadens company's market reach

          o Elevates the visibility and strategic importance of the combined company within the enterprise IT community


2. THE COMBINATION OF MERCATOR AND ASCENTIAL EXTENDS OUR ENTERPRISE DATA INTEGRATION LEADERSHIP

          o Creates the industry's first and most comprehensive product set to support the full spectrum of transactional, operational, and analytical data integration requirements, regardless of data volumes or latency

          o Significant accumulation of talent, with deep domain expertise, provides extensive resources for technology innovation, customer value and global reach

          o Single-vendor solution for enterprise data integration software, services and support designed to reduce customers' time-to-value and protect investments

          o    Designed to complement customer's existing business intelligence
               (BI), business process integration (BPI), enterprise application integration (EAI), enterprise information integration (EII) and Business Intelligence (BI) investments with the benefits of anytime, in-flight data integration capabilities

          o Supports our strategic vision of evolving our product set capabilities into a unified Enterprise Data Integration platform easily deployed as a set of service-oriented data integration services


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3.   DELIVERS SIGNIFICANT VALUE AND BENEFITS TO OUR CUSTOMERS AND PARTNERS

          o Mercator customers can benefit from Ascential Software's infinitely scalable suite of data profiling, data quality, transformation and meta data management products

          o Ascential customers can benefit from Mercator's vertical industry standard adaptors, industry-ready solutions, transaction-oriented data transformation and routing capabilities, and technology and vertical market domain expertise

          o The combined company's customers can benefit from superior value and ROI through:

                    |X| Reduced risk, cost and complexity from a single-vendor, single-solution approach that supports the full spectrum of transactional, operational, and analytical data integration requirements

                    |X| Continued stream of innovative new products resulting from the accumulation of talent and resources from a strategic vendor with long-term staying power and R&D investment capacity

                    |X| Ability to deploy large scale mission critical data integration solutions backed by expanded global sales, service and support operations


4.   PROVIDES FINANCIAL LEVERAGE AND BENEFITS

          o Expected to be accretive within the first year of operations, by leveraging:

                    |X| Increased sales, services and marketing capacity and experience

                    |X|  Expanded R & D staff, scope and experience

                    |X| Revenue synergies - cross selling and new revenue streams

                    |X| Cost synergies from overlapping functions, mostly administrative in nature, facilities and programs

          o Expected to accelerate achievement of long term operating margin goals

          o    Substantial financial resources remain following the acquisition



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SECTION II: ADDITIONAL INFORMATION ON KEY POINTS

1.   GROWTH-ORIENTED ACQUISITION SIGNIFICANTLY EXPANDS ASCENTIAL'S SIZE AND
     SCALE

     |X| THE COMBINED COMPANY BECOMES THE LARGEST INDEPENDENT ENTERPRISE DATA INTEGRATION SOFTWARE COMPANY WITH $250 MILLION IN ANNUALIZED REVENUE AND MORE THAN 3,000 CUSTOMERS WORLDWIDE

          This is a strategic, growth-oriented acquisition, which combines two companies with complementary products/technologies, distribution channels, strategic alliances, and geographic presence. The combination is not about consolidation; rather it provides a unique opportunity to combine the technology, people, customers, and partners of both companies into a single company to create the largest independent enterprise data integration software company - with annualized revenue of approximately $250 million and over 3,000 customers and over 900 employees globally.


     o MERCATOR AND ASCENTIAL PRODUCTS AND SERVICES ARE COMPLEMENTARY AND CREATE THE POTENTIAL FOR SIGNIFICANT CROSS-SELL OPPORTUNITIES RESULTING IN NEW REVENUE STREAMS GENERATED FROM THE COMPANIES' COMPLEMENTARY PRODUCTS, CHANNELS AND GEOGRAPHIC PRESENCE

          By addressing the complete breadth of enterprise data integration requirements, the combined company garners significant cross-selling opportunities and the potential for new revenue streams resulting from the company's complementary data integration capabilities, services, channels, strategic alliances, and geographic coverage.

          Mercator's data integration offerings, which are designed to transform and route data in transactional environments are a perfect complement to Ascential's established data integration offerings primarily deployed in analytical and data warehousing environments. As a result, the combined company is uniquely positioned to address the complete spectrum of high performance data integration challenges commonplace in enterprise-scale IT environments.

          A typical enterprise has multiple data integration requirements across their entire IT infrastructure, and they are looking to utilize a smaller number of strategic vendors to better leverage their internal skill sets and software investments. This presents an enormous opportunity for the combined to cross-sell it's expanded offerings to it's 3,000+ customers, and provides a significant competitive advantage when competing in situations where prospects are seeking to standardize on a single-vendor, single solution for their complete enterprise data integration requirements.


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Ascential-Mercator FAQ Document                                   August 4, 2003
--------------------------------------------------------------------------------

o LARGER COMBINED GLOBAL SALES, SERVICES AND SUPPORT OPERATIONS HELP ACCELERATE REVENUE GROWTH

          o Increase in size of sales force expands geographic and account coverage expected to create greater visibility into new IT projects and business opportunities

          o Expanded product set addresses a broader spectrum of data integration requirements increasing the potential for account penetration and sales opportunities

          o Expanded global services operation, with deep domain expertise in technology and vertical markets, expected to enhance support for enterprise-scale project implementations


o PARTNERS BENEFIT FROM PRODUCT SET'S EXPANDED CAPABILITIES AND SIGNIFICANT VALUE-ADD: EXPANDED ECOSYSTEM BROADENS COMPANY'S MARKET REACH

     Both companies are focused on growing partner-influenced and embedded license revenue, and this will continue to be a vital component of Ascential's strategy. Mercator's 2002 partner influenced license revenue grew to 46%, from 27% in 2001. Ascential's Q2 2003 partner influenced license revenue was approximately 50%.

     The combined company's strategic partnerships include technology vendors such as IBM, BEA, HP, SAP, Lawson Software, Oracle, PeopleSoft, Microsoft, Business Objects, Hyperion, Cognos and Sun Microsystems; and systems integrators such as Accenture, BearingPoint, Cap Gemini, Deloitte Consulting, EDS, CSC, and IBM Business Consulting. This acquisition is expected to strengthen Ascential's relationships with all of these partners, especially Ascential's partnership with the IBM Software Group and their broad spectrum of complementary on-demand integration capabilities.

     Our combined company enables a more comprehensive and complete solution on top of our product set and integrates with other integration and business intelligence offerings as part of a partner's end-to-end offering.

     We are committed to supporting its partners with the companies' combined offerings and an explicit focus on partner-oriented sales, marketing, training and support.

     o ELEVATES THE VISIBILITY AND STRATEGIC IMPORTANCE OF THE COMBINED COMPANY WITHIN THE ENTERPRISE IT COMMUNITY

          o Significant industry transaction likely to generate significant business and industry press, financial analyst, and industry analyst coverage


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          o    Increased impact from additional marketing resources on company image and awareness

          o Expanded sales and services operation drives increased customer and prospect coverage and interaction

          o Industry leader status anticipated to provide greater levels of awareness and interest in news and opinion communicated by company


2. THE COMBINATION OF MERCATOR AND ASCENTIAL EXTENDS OUR ENTERPRISE DATA INTEGRATION LEADERSHIP

o CREATES THE INDUSTRY'S FIRST AND MOST COMPREHENSIVE PRODUCT SET TO SUPPORT THE FULL SPECTRUM OF TRANSACTIONAL, OPERATIONAL, AND ANALYTICAL DATA INTEGRATION REQUIREMENTS, REGARDLESS OF DATA VOLUMES OR LATENCY

     Ascential's expanded enterprise data integration capabilities now encompass:

          o    Unlimited scalability

          o    Meta Data Driven Lifecycle

          o    National Language Support (NLS)

          o    Technology standards - EDI, Web Services, XML, J2EE, JMS, Java,
               J2C

          o    Industry standards - HIPAA, SWIFT, ACORD

          o    Open, extensible and flexible Service-oriented Architecture (SOA)

          o    Intelligent and Reusable Data Transformation and Routing

          o Anytime, Anywhere Enterprise Data Integration - such as IMS, Siebel, CICS, SAP

          o Multi-source Data Profiling and Data Quality Standardization, Matching and Linking

          o Vertical Industry-ready and standards-based (EDI, SWIFT, HIPAA) data integration offerings for finance, healthcare, retail, manufacturing and distribution

          o Interoperability with enterprise application (EAI) and business process integration (BPI) solutions from IBM, BEA, SeeBeyond, WebMethods and TIBCO among others


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          o    Open data integration solutions to existing or future customer investments in enterprise application, business intelligence tools, and systems platforms


o SIGNIFICANT ACCUMULATION OF TALENT, WITH DEEP DOMAIN EXPERTISE, PROVIDES EXTENSIVE RESOURCES FOR TECHNOLOGY INNOVATION, CUSTOMER VALUE AND GLOBAL REACH

o SINGLE-VENDOR SOLUTION FOR ENTERPRISE DATA INTEGRATION SOFTWARE, SERVICES AND SUPPORT REDUCES CUSTOMER'S TIME-TO-VALUE, AND PROTECTS INVESTMENTS

          o Reduce risk and complexity associated with "integrating the integration tools" common with a multi-vendor solution approach

          o Streamlines problem identification and resolution due to single-vendor approach

          o    Reduced contract administration costs for customers and partners

          o Complements customer's existing business intelligence (BI) business process integration (BPI), enterprise application integration (EAI), and enterprise information integration (EII) with the benefits of anytime, in-flight data integration capabilities

          o Seamless integration of products through standards such as Enterprise Java Beans (EJB), Java Messaging Service (JMS) and Web Services

          o Enables the sharing and reuse data transformation logic across all integration technologies primarily for optimum consistency and accuracy of critical business information


o SUPPORTS OUR STRATEGIC VISION OF EVOLVING ITS PRODUCT SET CAPABILITIES INTO A UNIFIED ENTERPRISE DATA INTEGRATION PLATFORM EASILY DEPLOYED AS A SET OF SERVICE-ORIENTED DATA INTEGRATION SERVICES

          o Ascential plans to continue to protect customer's investment in Mercator's technologies and as a result of the expanded resources from this combination, will accelerate the continued enrichment of its offerings into a unified Enterprise Data Integration platform easily deployed as a set of service-oriented data integration services

          o Track record of successfully integrating acquired technologies and talent with internal development. This leads to optimum time-to-market with a premium


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               on quality, innovation and maximizing customer value through depth of functionality combined with broader solution scope


3.   DELIVERS SIGNIFICANT VALUE AND BENEFITS TO OUR CUSTOMERS AND PARTNERS

o MERCATOR CUSTOMERS SHOULD BENEFIT FROM ASCENTIAL SOFTWARE'S INFINITELY SCALABLE SUITE OF DATA PROFILING, DATA QUALITY, TRANSFORMATION AND META DATA MANAGEMENT, DESIGNED TO:

          o Enable greater business visibility by augmenting historical with transactional data sources in real-time to provide reliable, consistent, and actionable information across the enterprise

          o Create the most accurate and reliable consolidated reference data containing the corporation's single version of the truth that synchronizes key customer, product, or supplier information across all business systems and partner interactions

          o Enhance customer service experience by reducing the percentage of incomplete processes through embedded and systematic in-flight data transformation, validation and standardization to ensure accurate and complete data entry experience

          o Designed for on-the-fly data access and re-purposing for use by portals and contemporary real-time applications, and processes, without labor intensive and fragile, hand coded application and legacy data source integration containing complex cross-silo relationships


o ASCENTIAL CUSTOMERS SHOULD BENEFIT FROM MERCATOR'S INDUSTRY STANDARD ADAPTORS, INDUSTRY-READY SOLUTIONS, TRANSACTION-ORIENTED DATA TRANSFORMATION AND ROUTING CAPABILITIES, AND TECHNOLOGIES AND VERTICAL MARKET DOMAIN EXPERTISE

          o Transparency between multiple exchange formats and protocols prevalent in legacy mainframe and Electronic Data Interchange
               (EDI) sources and contemporary XML-based data exchange standards

          o Enabling exchange of data in real-time between front and back-office systems triggered by application (or external) events and repurposed using complex transformations and conditional routing among dissimilar applications, protocols and platforms


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          o    Seamless Financial Services solutions that facilitate the flow of risk-bearing transactions between banks, securities firms, and other financial service providers, delivering comprehensive straight through processing that reduces risk and increases operational efficiencies

          o Streamline Healthcare adjudication and supports eHealth initiatives, enabling healthcare organizations to leverage tactical compliance into long-term strategic advantage

          o Retail, Distribution and Manufacturing solutions help manufacturers, retailers, and distributors meet the business demands associated with supply chain responsiveness and flexibility, as well as collaboration within and between organizations


o    ALL CUSTOMERS SHOULD BENEFIT FROM SUPERIOR VALUE AND ROI THROUGH:

          o Reduced risk, cost and complexity from a single-vendor, single-solution approach that supports the full spectrum of transactional, operational, and analytical data integration requirements

               The combined company's complementary cross platform capabilities reduce the on-going time and expense of piecing together, and maintaining, different vendor's technologies to achieve the same solution


          o CONTINUED STREAM OF INNOVATIVE NEW PRODUCTS RESULTING FROM THE ACCUMULATION OF TALENT AND RESOURCES FROM A STRATEGIC VENDOR WITH LONG-TERM STAYING POWER AND R&D INVESTMENT CAPACITY

                    o Combined company possesses deep domain expertise in large scale, design, development, and deployment of mission-critical data integration solutions

                    o Leverage unique skills in real-time systems, parallel processing architectures, enterprise applications, business intelligence and data warehousing

                    o Track record of successfully integrating acquired technologies and talent with internal development. This leads to improved time-to-market with premium on quality, innovation and maximizing customer value through the depth of functionality combined with broader scope


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o    ABILITY TO DEPLOY LARGE SCALE MISSION CRITICAL DATA INTEGRATION SOLUTIONS
     BACKED BY EXPANDED GLOBAL SALES, SERVICE AND SUPPORT OPERATIONS

          o    Expands size and scale of combined customer-facing operations

          o Leverage from cross-training increases resources available to assist in customer problem identification and resolution

          o Shared best practices and knowledge base improves customer experience, customer service and improves Ascential's product development



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4.   PROVIDES FINANCIAL LEVERAGE AND BENEFITS

o Currently expected to be accretive within the first year of operations, by leveraging:

     o    Increased sales, services and marketing capacity and experience

               o Larger sales force and broader product offering enable Ascential to expand its customer reach

               o Increase marketing and services "share of voice" and brand recognition

     o    Expanded R & D staff, scope and experience

     o Significant accumulation of talent and domain expertise results in confirmed product differentiation and consequently drives growth potential

     o    Revenue synergies

               o Significant cross-selling opportunities and value-add in combined customer base

               o Added capability in five key vertical industries: finance, healthcare, retail, manufacturing and distribution

     o Expected cost synergies from overlapping functions, mostly administrative in nature, facilities and programs

     o Expected acceleration of achievement of long term target operating margin goals

     o    Substantial financial resources remain following the acquisition



This document contains forward-looking statements, as well as a number of assumptions about future events and are subject to important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, benefits of the proposed transaction; expected synergies attained through the combination; revenues and earnings expected following the acquisition; the ability to retain customers and maintain revenue streams; cross-selling opportunities; revenue growth; market reach and leadership; visibility and strategic importance of the combined company; expected financial leverage and benefits; partner influenced license revenue; the ability of Ascential Software to retain substantial financial resources; customer and partner reaction to the combination and benefits to customers and partners; focus on partner-oriented sales, marketing, training and support; generation of significant business and press and analyst coverage; impact from additional marketing; the creation of a product set that will support the full spectrum of data integration requirements regardless of data volumes or latency; extension and deepening of Ascential Software's resources, visibility and strategic importance of Ascential Software within the enterprise IT community; the functionality, characteristics, quality and performance capabilities of each company's products and technology; results achievable and benefits attainable through deployment of each company's products; customer requirements and expectations; and return on IT investment. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the acquisition may not be completed; the closing of the acquisition may be delayed; required regulatory approvals may not be granted; shareholders may not tender their shares or vote in favor of a merger; the businesses may not be successfully integrated or the transition may require substantial time; the integration may involve unexpected costs; both businesses may suffer as a result of uncertainty surrounding the transaction; key employees may


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depart the company following the acquisition; customers of each business may not adopt technology of the other business; as well as other factors, such as, the ability of Ascential Software to expand its market share; growth rates for the enterprise data integration software market; general business conditions in the software industry, the technology sector, and in the domestic and international economies; rapid technological change in the markets served by Ascential Software; dependence on international operations; global and geopolitical instability; and difficulties that Ascential Software may experience integrating technologies, operations and personnel of completed or future acquisitions. For a detailed discussion of these and other cautionary statements, please refer to the filings made by Ascential Software with the Securities and Exchange Commission, including, without limitation, the most recent Quarterly Report on Form 10-Q. Ascential Software disclaims any intent or obligation to update any forward-looking statements made herein to reflect any change in Ascential Software's expectations with regard thereto or any change in events, conditions, or circumstances on which such statements are based.

If a tender offer is commenced, any Offer to Purchase will be sent to all Mercator stockholders. This document will contain important information and should be read by stockholders. A tender offer statement on Schedule TO, which will include the Offer to Purchase and other exhibits, will be filed with the Securities and Exchange Commission. All documents filed with the SEC can be examined for free at the SEC web site (HTTP://WWW.SEC.GOV.). They are also available without charge by calling the Investor Relations department at
508.366.3888 or by sending a written request to that department at Investor Relations, Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

(C) 2003 Ascential Software Corporation. All rights reserved. Ascential is a trademark of Ascential Software Corporation or its affiliates and may be registered in the United States or other jurisdictions. Other marks are the property of the owners of those marks.


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